UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant’s name into English)

72 Pinchas Rosen Street
Tel-Aviv 69512, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Compugen Ltd.

On April 7, 2014, Compugen Ltd. (the “Company”) issued a press release disclosing that newspapers in Israel have reported that the Israel Securities Authority (“ISA”) is investigating Mr. Aryeh Czaczkes Axselbrad, the husband of Ms. Dikla Czaczkes Axselbrad, the Company’s CFO, for allegedly providing friends and family members last year with insider information regarding a then impending collaboration agreement between Compugen and Bayer Pharma AG. The Company’s press release is filed as Exhibit 99.1 to this Report and is incorporated herein by reference.

The information contained in this Report, including the exhibit hereto, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-185910.

Exhibits

Exhibit
Number	Description of Exhibit
99.1	Press Release dated April 7, 2014.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: April 7, 2014	By:	/s/ Tami Fishman Jutkowitz
Tami Fishman Jutkowitz General Counsel